May 15, 2023

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.
Offering Statement on Form 1-A POS filed May 11, 2023
File No. 024-12084

Ladies and Gentlemen:

On behalf of Monogram Orthopaedics, Inc., I hereby request qualification of the above-referenced offering statement at 10:00am, Eastern Time, on Tuesday, May 16, 2023, or as soon thereafter as is practicable.

Sincerely,

Monogram Orthopaedics, Inc.

By:	/s/ Benjamin Sexson
Name:	Benjamin Sexson
Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP